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                             April 14, 2021

       Ezra Rosensaft
       Chief Executive Officer
       IDW Media Holdings, Inc.
       520 Broad St.
       Newark, NJ 07102

                                                        Re: IDW Media Holdings,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 5, 2021
                                                            File No. 333-249511

       Dear Mr. Rosensaft:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed April 5,
2021

       General

   1. Please revise on the prospectus cover page, and elsewhere throughout the filing as appropriate, to
disclose the beneficial ownership and voting power held by the Class
                                                        C holders after the
offering. Please also disclose in an appropriate place in your prospectus that future
issuances of Class C shares may be dilutive to Class B holders.
 Ezra Rosensaft
FirstName
IDW MediaLastNameEzra
             Holdings, Inc.Rosensaft
Comapany
April       NameIDW Media Holdings, Inc.
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Dov Schwell, Esq.